April 30, 2007


BY FACSIMILE AND EDGAR

Ms. Sharon Virga
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

        Re:    NELNET, INC.
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
               FILED MARCH 1, 2007
               FILE NO. 1-31924

Dear Ms. Virga:

        On behalf of Nelnet, Inc. (the "Company"), submitted below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Commission's letter dated April 2, 2007, concerning the above referenced filing made pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

        For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-6

1. WE NOTE THAT YOU REPORT CASH FLOWS FROM SALES OF STUDENT LOANS AS INVESTING ACTIVITIES. PLEASE ADDRESS THE FOLLOWING REGARDING THAT
        PRESENTATION:

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Securities and Exchange Commission
April 30, 2007
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        o       GIVEN YOUR HISTORY OF SELLING SUCH RECEIVABLES, PLEASE TELL US
                HOW YOU DETERMINED THAT THESE CASH FLOWS SHOULD BE REPORTED AS INVESTING, RATHER THAN OPERATING ACTIVITIES.

        o TELL US THE NATURE OF THE RECEIVABLES AND WHEN YOU MAKE THE DETERMINATION TO SELL THE RECEIVABLES, SPECIFICALLY, AT OR SUBSEQUENT TO ACQUISITION.

        o PLEASE TELL US HOW YOU APPLIED THE GUIDANCE OF PARAGRAPH .08A OF SOP 01-6 AND PARAGRAPH 9 OF SFAS 102.

        When the Company originates or purchases student loans, management has the intent and ability to hold the loans for the foreseeable future or until maturity or payoff. Accordingly, pursuant to paragraph .08a of SOP 01-6, these loans are held for investment and reported in the consolidated balance sheet at outstanding principal adjusted for any chargeoffs, the allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans. Pursuant to paragraph .08c of SOP 01-6, once a decision has been made to sell loans not previously classified as held for sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value.

        Prior to 2006, the Company had immaterial loan sales of which the proceeds were reported as investing activities in the consolidated statements of cash flows and classified within "net proceeds from student loan repayments, claims, capitalized interest, and other." At the time these loans were originated or purchased by the Company, management had the intent and ability to hold the loans for the foreseeable future or until maturity or payoff. Accordingly, pursuant to the provisions of paragraph 9 of SFAS 102, the proceeds from the sale of these loans were properly classified as investing cash inflows in the consolidated statements of cash flows.

        Paragraph 9 of SFAS 102 states,

               "Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans."

        During 2006, the Company sold loans primarily under two scenarios described below:

        (i) Certain loans owned by the Company were not serviced by the Company and as such were at a greater risk of being consolidated away from the Company by third parties. When these loans were originated or purchased by the Company, management had the intent and ability to hold the loans for the foreseeable future or until maturity or payoff. Subsequent to the origination or purchase of these loans, the Company determined to sell these loans to minimize the risk of losing these loans via consolidation to other lenders and entered into agreements with unrelated third parties to sell these loans.

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Securities and Exchange Commission
April 30, 2007
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        (ii)    As part of the agreement for the acquisition of the capital stock of LoanSTAR Funding Group, Inc. from the Greater Texas Foundation (the "Texas Foundation") completed in October 2005, the Company agreed to sell student loans in an aggregate amount sufficient to permit the Texas Foundation to maintain a portfolio of loans equal to no less than $200 million through October 2010. To satisfy this obligation, the Company sells loans to the Texas Foundation on a quarterly basis. Loans are not specifically acquired or purchased by the Company with the intent to resell them to the Texas Foundation under this loan sale agreement. Prior to each quarterly sale to the Texas Foundation, the Company determines which loans in its existing student loan portfolio will be sold.

        The proceeds from all loan sales in 2006 were classified as investing cash inflows in the consolidated statements of cash flows as these loans were originated or purchased as investments and management determined to sell the loans subsequent to the origination or purchase of such loans. Pursuant to paragraph 9 of SFAS 102, the cash receipts from sales of loans shall be classified as investing cash inflows regardless of a change in the purpose of holding such loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  BUSINESS AND CERTAIN ASSET ACQUISITIONS, PAGE F-14

2. PLEASE REFER TO PRIOR COMMENT NUMBER 13. WE NOTE ON ATTACHMENT B THAT YOU HAVE AMORTIZABLE INTANGIBLES RELATED TO CUSTOMER RELATIONSHIPS. WE ALSO NOTE THAT $19,632 RELATED TO THE FACTS ACQUISITION IS BEING AMORTIZED OVER A PERIOD OF 240 MONTHS USING THE ACCELERATED STRAIGHT LINE METHOD AND THAT THIS PERIOD IS SIGNIFICANTLY LONGER THAN THE PERIODS USED FOR AMORTIZING OTHER CUSTOMER RELATIONSHIPS. TELL US IN DETAIL, CITING THE ACCOUNTING LITERATURE UPON WHICH YOU RELIED, HOW YOU DETERMINED THE 240 MONTH AMORTIZATION PERIOD.

        On June 10, 2005, the Company purchased 80% of the capital stock of FACTS Management Co. ("FACTS") and on February 17, 2006, the Company purchased the remaining 20% of the stock of FACTS. At the time of the acquisition, FACTS primarily provided actively managed tuition payment plans to K-12 and post secondary educational institutions. This acquisition was accounted for under purchase accounting. Accordingly, the Company allocated the purchase price based on the fair values of the assets acquired and liabilities assumed at the date of acquisition. As part of this allocation process, the Company assigned $19.6 million to customer relationships.

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Securities and Exchange Commission
April 30, 2007
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        The value assigned to the customer relationships intangible asset is being amortized over the period of projected revenues and expenses (cash flows) attributable to this asset as of the date of acquisition. The useful life of this intangible asset was determined by management to be 20 years, which represents the period over which this asset is expected to contribute to the future cash flows of the Company. Because of customer attrition, the estimated annual cash flows related to customer relationships diminish as time extends from the date of acquisition. As such, the Company uses an accelerated amortization method that reflects the pattern in which the estimated economic benefits of this acquired asset are used by the Company. The following table summarizes the accelerated amortization of the customer relationships intangible asset:
                                       Percent of asset
                                           amortized
                                       ----------------
                      Years 1 - 4              42%
                      Years 5 - 8             29
                      Years 9 - 12            16
                      Years 13 - 16            9
                      Years 17 - 20            4
                                       ----------------
                          Total              100%

        In determining the estimated useful life of the customer relationships intangible asset, the Company based its analysis of all pertinent factors described in paragraph 11 of SFAS 142. The factors used by the Company included:

        o THE EXPECTED USE OF THE ASSET BY THE COMPANY. Although FACTS does not have contracts with 20 year terms to provide services to their customers (most contracts are renewed annually), the Company plans to provide services to FACTS' existing customers into the foreseeable future.

        o ANY LEGAL, REGULATORY, OR CONTRACTUAL PROVISIONS THAT MAY LIMIT THE USEFUL LIFE AND/OR ENABLE RENEWAL OR EXTENSION OF THE ASSET'S LEGAL OR CONTRACTUAL LIFE WITHOUT SUBSTANTIAL COST. As stated above, most of FACTS' contracts are renewed annually. The renewal or extension of the contracts has historically been accomplished by incurring minimal to no incremental costs and without material modifications to the existing terms and conditions.

        o THE EFFECTS OF OBSOLESCENCE, DEMAND, COMPETITION, AND OTHER ECONOMIC FACTORS (SUCH AS THE STABILITY OF THE INDUSTRY, KNOWN TECHNOLOGICAL ADVANCES, LEGISLATIVE ACTION THAT RESULTS IN AN UNCERTAIN OR CHANGING REGULATORY ENVIRONMENT, AND EXPECTED CHANGES IN DISTRIBUTION CHANNELS). FACTS began providing services to customers in 1987. The Company used historical retention rates for school customers to determine a historical attrition rate. Based on this analysis, the calculated historical annual attrition rate for school customers was less than 5%. The majority of school customers lost have been due to school closures rather than competitive factors and/or technological changes. The Company determined a reasonable useful life for the customer relationships of 20 years by dividing 1 by a 5% annual attrition rate. Although the historical attrition rate related to school customers was less than 5%, the Company believed a 5% attrition rate reflects potential for higher attrition in the future due to potential competitive pressures and/or technological changes.

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Securities and Exchange Commission
April 30, 2007
Page 5

               The Company does not foresee any changes in the demand for this service from its customers or any legislative action that would result in an uncertain or changing regulatory environment related to the services provided.

        o THE LEVEL OF MAINTENANCE EXPENDITURES REQUIRED TO OBTAIN THE EXPECTED FUTURE CASH FLOWS FROM THE ASSET. The excess earnings method was used by the Company to value the customer relationships intangible asset. The excess earnings method is based on the premise that the subject asset enables the Company to earn an excess return on other assets employed. An allowance is made for a fair return on, and of, other assets employed and the excess earnings attributable to the subject asset are then capitalized to determine its value. As such, the Company obtained an estimate of after-tax cash flow attributable to the customer relationships, factoring in all projected expenses (including any costs to maintain and/or update computer hardware and software) to earn the projected revenue and also deducted "returns on" those assets (e.g., tangible property, assembled workforce, other identified intangible assets, etc.) supporting the customers. The resulting after-tax cash flow was then discounted to arrive at the value of the customer relationships. In using this valuation method, management believes all expenditures required to obtain the expected future cash flows for the asset were considered.

FORMS 10-Q FOR MARCH 31, 2006 AND JUNE 30, 2006 AND FORM 10-Q/A FOR SEPTEMBER 30, 2006

GENERAL

3. PLEASE REVISE, AS APPROPRIATE FOR COMMENTS ISSUED REGARDING FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006.

        In future Form 10-Q filings our disclosures will reflect, as appropriate, any changes to disclosures emanating from our responses to the comments issued regarding our Form 10-K for the year ended December 31, 2006.


                                    * * * * *

        On behalf of the Company, the undersigned acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
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Securities and Exchange Commission
April 30, 2007
Page 6

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We believe that the foregoing is responsive to the Comments. If you need further information, you may contact the undersigned at (402) 458.2303.

Sincerely,

/s/ TERRY J. HEIMES

Terry J. Heimes
Chief Financial Officer



cc: Mr. Brian J. O'Connor, Chairman, Audit Committee of the Board of Directors, Nelnet, Inc.